The Ecopetrol Group increased its proven hydrocarbon reserves to 2,011 million barrels of oil equivalent by year-end 2022, the highest in 8 years

•	The reserves-to-production or average reserves life of the Ecopetrol Group remained at over 8 years (8.4 years).
•	The Reserve-Replacement Ratio (RRR) was 104%, fully replacing production with an additional 4%.
•	The Ecopetrol Group incorporated 249 million barrels of oil equivalent (MBOE) of proven reserves, of which 215 MBOE was due to the management of the development fields, reflecting the optimized and timely maturation of new projects, better execution capacity and implementation of improved recovery enhancement projects.
•	89% of the reserves originate from fields in Colombia.

Ecopetrol SA (BVC: ECOPETROL, NYSE: EC) reported today its proven crude oil, condensate, and natural gas reserves (1P reserves according to the standard international denomination), which include the results of Ecopetrol S.A. and its subsidiaries, as of December 31, 2022.

Reserves were estimated based on the United States Securities and Exchange Commission (SEC) standards and methodology. 99.8% of these reserves were audited by three recognized independent specialized firms (Ryder Scott Company, DeGolyer and MacNaughton, and Gaffney, Cline & Associates). The 2022 reserves were valued based on the Brent reference price of 97.9 USD/barrel versus 69.2 USD/barrel used in 2021.

At year-end 2022, the net proven reserves of the Ecopetrol Group amounted to 2,011 MBOE. The Reserve-Replacement Ratio was 104% and the average reserve life was equivalent to 8.4 years. The Ecopetrol Group incorporated 249 MBOE of proven reserves, and the total accumulated production for the year was 240 MBOE. Of the total balance of reserves, 75% are liquid reserves and 25% are gas reserves.

The management of the development fields, reflected in an optimized and timely maturation of new projects, better execution capacity, and implementation of improved recovery enhancement projects in fields such as Chichimene, Castilla, and Akacias, among others, provided 215 MBOE of the reserves.

Additional reserves were incorporated through the acquisition and qualitative selection in areas of the Permian basin in the United States (48 MBOE).

The increase in reserves achieved in 2022 reflects a pillar of the Ecopetrol Group's strategy seeking to achieve the Company’s long-term energy sustainability.

Ecopetrol Group Proven Reserves 2022

(Millions of Barrels of Oil Equivalent – MBOE)

Reserves Balance	2022	2021	2020
Initial Reserves	2,002	1,770	1,893
Revisions	63	315	-71
Enhanced Recovery	81	139	113
Purchases	48	0	30
Extensions and Discoveries	57	12	43
Sales	0	-3.5	-1
Production	-240	-231	-236
Year-end Proved Reserves	2,011	2,002	1,770

For more information on the Ecopetrol Group's reserves, please refer to our website.

Bogota D.C., February 24, 2023

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Ecopetrol is the largest company in Colombia and one of the main integrated energy companies in the American continent, with more than 18,000 employees. In Colombia, it is responsible for more than 60% of the hydrocarbon production of most transportation, logistics, and hydrocarbon refining systems, and it holds leading positions in the petrochemicals and gas distribution segments. With the acquisition of 51.4% of ISA’s shares, the company participates in energy transmission, the management of real-time systems (XM), and the Barranquilla - Cartagena coastal highway concession. At the international level, Ecopetrol has a stake in strategic basins in the American continent, with Drilling and Exploration operations in the United States (Permian basin and the Gulf of Mexico), Brazil, and Mexico, and, through ISA and its subsidiaries, Ecopetrol holds leading positions in the power transmission business in Brazil, Chile, Peru, and Bolivia, road concessions in Chile, and the telecommunications sector. This press release contains business prospect statements, operating and financial result estimates, and statements related to Ecopetrol's growth prospects. These are all projections and, as such, they are based solely on the expectations of the managers regarding the future of the company and their continued access to capital to finance the company's business plan. The realization of said estimates in the future depends on the behavior of market conditions, regulations, competition, and the performance of the Colombian economy and the industry, among other factors, and are consequently subject to change without prior notice.

This release contains statements that may be considered forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. All forward-looking statements, whether made in this release or in future filings or press releases, or orally, address matters that involve risks and uncertainties, including in respect of the Company’s prospects for growth and its ongoing access to capital to fund the Company’s business plan, among others. Consequently, changes in the following factors, among others, could cause actual results to differ materially from those included in the forward-looking statements: market prices of oil & gas, our exploration, and production activities, market conditions, applicable regulations, the exchange rate, the Company’s competitiveness and the performance of Colombia’s economy and industry, to mention a few. We do not intend and do not assume any obligation to update these forward-looking statements.

For more information, please contact:

Head of Capital Markets (a)

María Catalina Escobar

Email: investors@ecopetrol.com.co

Head of Corporate Communications (a)

Juan Guillermo Londoño

Correo electrónico: juan.londono@ecopetrol.com.co